UNITED STATES
                           SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, D.C. 20549

                                      SCHEDULE 13G

                       Under the Securities Exchange Act of 1934
                                   (Amendment No. 1)


                                 The BISYS Group, Inc.
                                    (Name of Issuer)

                             Common Stock, $0.02 par value
                             (Title of Class of Securities)

                                      055472-10-4
                                     (CUSIP Number)


             Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

             *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

             The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
             Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).














                                   Page 1 of 11 Pages






     CUSIP No. 055472-10-4           SCHEDULE 13G                   Page 2 of 11



       1   Name Of Reporting Person HAMBRECHT & QUIST LLC

           IRS Identification No. Of Above Person                    94-3220292

       2   Check The Appropriate Box If A Member Of A Group           (a)  [ ]

                                                                      (b)  [x]
       3   SEC USE ONLY



       4   Citizenship Or Place Of Organization

                                         Delaware

                          5    Sole Voting Power

                                                     -0-
         NUMBER OF
          SHARES          6    Shared Voting Power
        BENEFICIALLY
        OWNED BY EACH                              812,615*
         REPORTING
        PERSON WITH       7    Sole Dispositive Power

                                                     -0-
                          8    Shared Dispositive Power

                                                   812,615*

        9   Aggregate Amount Beneficially Owned By Each Reporting Person

                                          812,615*

       10   Check Box If The Aggregate Amount In Row (9) Excludes Certain
            Shares*                                                       [ ]


       11   Percent Of Class Represented By Amount In Row 9

                                           3.3%*
       12   Type Of Reporting Person

                                             OO



     * See Item 4 below






     CUSIP No. 055472-10-4           SCHEDULE 13G                   Page 3 of 11



       1   Name Of Reporting Person HAMBRECHT & QUIST LIMITED PARTNERSHIP

           IRS Identification No. Of Above Person                    94-3191336

       2   Check The Appropriate Box If A Member Of A Group           (a)  [ ]

                                                                      (b)  [x]
       3   SEC USE ONLY



       4   Citizenship Or Place Of Organization

                                        California

                          5    Sole Voting Power

                                                     -0-
         NUMBER OF
          SHARES          6    Shared Voting Power
        BENEFICIALLY
        OWNED BY EACH                              812,615*
         REPORTING
        PERSON WITH       7    Sole Dispositive Power

                                                     -0-
                          8    Shared Dispositive Power

                                                   812,615*

        9   Aggregate Amount Beneficially Owned By Each Reporting Person

                                          812,615*

       10   Check Box If The Aggregate Amount In Row (9) Excludes Certain
            Shares*                                                       [ ]


       11   Percent Of Class Represented By Amount In Row 9

                                           3.3%*
       12   Type Of Reporting Person

                                             PN



     * See Item 4 below






     CUSIP No. 055472-10-4           SCHEDULE 13G                   Page 4 of 11



       1   Name Of Reporting Person HAMBRECHT & QUIST GROUP

           IRS Identification No. Of Above Person                    94-2856927

       2   Check The Appropriate Box If A Member Of A Group           (a)  [ ]

                                                                      (b)  [x]
       3   SEC USE ONLY



       4   Citizenship Or Place Of Organization

                                        California

                          5    Sole Voting Power

                                                     -0-
         NUMBER OF
          SHARES          6    Shared Voting Power
        BENEFICIALLY
        OWNED BY EACH                              812,615*
         REPORTING
        PERSON WITH       7    Sole Dispositive Power

                                                     -0-
                          8    Shared Dispositive Power

                                                   812,615*

        9   Aggregate Amount Beneficially Owned By Each Reporting Person

                                          812,615*

       10   Check Box If The Aggregate Amount In Row (9) Excludes Certain
            Shares*                                                       [ ]


       11   Percent Of Class Represented By Amount In Row 9

                                           3.3%*
       12   Type Of Reporting Person

                                             CO



     * See Item 4 below






     CUSIP No. 055472-10-4           SCHEDULE 13G                   Page 5 of 11



       1   Name Of Reporting Person WILLIAM R. HAMBRECHT

           IRS Identification No. Of Above Person                   ###-##-####

       2   Check The Appropriate Box If A Member Of A Group           (a)  [ ]

                                                                      (b)  [x]
       3   SEC USE ONLY



       4   Citizenship Or Place Of Organization

                                       United States

                          5    Sole Voting Power

                                                     -0-
         NUMBER OF
          SHARES          6    Shared Voting Power
        BENEFICIALLY
        OWNED BY EACH                              812,615*
         REPORTING
        PERSON WITH       7    Sole Dispositive Power

                                                     -0-
                          8    Shared Dispositive Power

                                                   812,615*

        9   Aggregate Amount Beneficially Owned By Each Reporting Person

                                          812,615*

       10   Check Box If The Aggregate Amount In Row (9) Excludes Certain
            Shares*                                                       [ ]


       11   Percent Of Class Represented By Amount In Row 9

                                           3.3%*
       12   Type Of Reporting Person

                                             IN



     * See Item 4 below






     CUSIP No. 055472-10-4           SCHEDULE 13G                   Page 6 of 11


             Item 1(a).     Name of Issuer.

                       The BYSIS Group, Inc. (the "Issuer").

             Item 1(b).     Address of Issuer's Principal Executive
                            Offices.

                       150 Clove Road, Little Falls, NJ  07424

             Item 2(a).     Names of Persons Filing.

                       Reference is made to Item 1 of each of the cover
             pages of this Schedule, which Items are incorporated by reference herein.

             Item 2(b). Address of Principal Business Office or, if none, Residence.

                       The address of each reporting person is One Bush
             Street, San Francisco, California 94104.

             Item 2(c).     Citizenship.

                       Reference is made to Item 4 of each of the cover
             pages of this Schedule, which Items are incorporated by reference herein.

             Item 2(d).     Title of Class of Securities.

                       Common Stock, $0.02 par value ("Common Stock").

             Item 2(e).     CUSIP Number.

                       055472-10-4

             Item 3.   Type of Reporting Person.

                       Not applicable.

             Item 4.   Ownership.

                       Reference is made to Items 5-9 and 11 of each of
             the cover pages to this Schedule, which Items are incorporated by reference herein. According to information furnished to the reporting persons by the Issuer, there were 24,782,101 shares of Common Stock issued and outstanding as of June 30, 1996. As of June 30, 1996, the following persons owned the following shares of Common Stock:






     CUSIP No. 055472-10-4           SCHEDULE 13G                   Page 7 of 11


                                                Common Stock
                  Person                        Directly Owned

                  Hambrecht & Quist LLC              519,107

                  Hambrecht & Quist Group            293,508
                                                     _______

                  TOTAL                              812,615
                                                     =======


                       Because voting and investment decisions concerning
             the above securities may be made by or in conjunction with Hambrecht & Quist Limited Partnership and William R. Hambrecht, each of the reporting persons may be deemed a member of a group that shares voting and dispositive power over all of the above securities. Although the reporting persons are reporting such securities as if they were members of a group, the filing of this Schedule shall not be construed as an admission by any reporting person that it is a beneficial owner of any securities other than those directly held by such reporting person.

                       Under the definition of "beneficial ownership" in
             Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that the individual general partners, directors, executive officers, members and/or managers of the foregoing entities might be deemed the "beneficial owners" of some or all of the securities to which this Schedule relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed.

                       This Schedule does not include shares of Common
             Stock, if any, held by Hambrecht & Quist LLC in its trading account if it is a market maker in the Issuer's Common Stock.

             Item 5.   Ownership of Five Percent or Less of a Class.

                       If this statement is being filed to report the fact
             that as of the date hereof, the reporting persons have ceased to be the beneficial owners of more than 5% of the Common Stock, check the following: [x]






     CUSIP No. 055472-10-4           SCHEDULE 13G                   Page 8 of 11


             Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

                       Not applicable.

             Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                       Not applicable.

             Item 8.   Identification and Classification of Members of the
                       Group.

                       Not applicable.

             Item 9.   Notice of Dissolution of Group.

                       Not applicable.

             Item 10.  Certification.

                       Not applicable.






     CUSIP No. 055472-10-4           SCHEDULE 13G                   Page 9 of 11


                                       Signature

                       After reasonable inquiry and to the best of their
             knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

             DATED:  July 31, 1996.

             HAMBRECHT & QUIST LLC


             By: /s/ Steve Machtinger
                 _________________________________
                 Name:  Steve Machtinger
                 Title:  Senior Vice President


             HAMBRECHT & QUIST LIMITED PARTNERSHIP


             By: /s/ Steve Machtinger
                 _________________________________
                 Name:  Steve Machtinger
                 Title:  Vice President of GP


             HAMBRECHT & QUIST GROUP


             By: /s/ Jackie A. Berterretche
                 ________________________________
                 Jackie A. Berterretche
                 Attorney-in-Fact


             WILLIAM R. HAMBRECHT


             By: /s/ Jackie A. Berterretche
                 ________________________________
                 Jackie A. Berterretche
                 Attorney-in-Fact






     CUSIP No. 055472-10-4           SCHEDULE 13G                  Page 10 of 11


                                     EXHIBIT INDEX



             Exhibit A      Joint Filing Undertaking           Page 11






     CUSIP No. 055472-10-4           SCHEDULE 13G                  Page 11 of 11


                                JOINT FILING UNDERTAKING

                       The undersigned, being duly authorized thereunto,
             hereby execute this agreement as an exhibit to this Amendment to Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Amendment to
             Schedule 13G and any subsequent amendment jointly on behalf of each of such parties.

             DATED:  July 31, 1996.

             HAMBRECHT & QUIST LLC


             By: /s/ Steve Machtinger
                 _________________________________
                 Name:  Steve Machtinger
                 Title:  Senior Vice President



             HAMBRECHT & QUIST LIMITED PARTNERSHIP


             By: /s/ Steve Machtinger
                 _________________________________
                 Name:  Steve Machtinger
                 Title:  Vice President of GP



             HAMBRECHT & QUIST GROUP


             By: /s/ Jackie A. Berterretche
                 _________________________________
                 Jackie A. Berterretche
                 Attorney-in-Fact


             WILLIAM R. HAMBRECHT


             By: /s/ Jackie A. Berterretche
                 _________________________________
                 Jackie A. Berterretche
                 Attorney-in-Fact